Exhibit 99.1

LATAM ENDS SECOND QUARTER WITH US$2.3 BILLION IN LIQUIDITY AND FORECASTS IMPROVED OPERATIONAL RECOVERY IN THE SECOND HALF OF 2021

Santiago, Chile, August 9, 2021 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the second quarter ending June 30, 2021. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.38 per USD.

HIGHLIGHTS

●	In the second quarter we witnessed a strong wave of the pandemic in the region, which, alongside strict social distancing and travel ban measures, affected domestic and international travel. In this context the past three months were challenging for the group’s operations. Capacity for the quarter was only 30.9% of second quarter 2019 ASKs, lower than the previous quarter when the group’s capacity was 35.9% of first quarter 2019 ASKs. April was the lowest point operationally noting only 24.9% of 2019 capacity. Activity progressively recovered towards the end of the period, reaching 36.9% of 2019 capacity in June. Through the quarter domestic operations rebounded faster than international ones as closed borders and inter-country travel restrictions remained in place. LATAM group expects to continue the ramp up of operations in the third quarter of 2021 and to reach over 50% of capacity (measured in ASKs) by the end of the period.

●	Total revenues in the second quarter of 2021 amounted to US$888.7 million, a reduction of 62.5% compared to 2019. Passenger revenues continued to be the driver, decreasing 77.4% compared to 2019, while cargo revenues helped to offset the impact by posting an increase of 37.5% compared to 2019. Compared to the same period in 2020, both cargo and passenger revenues noted improvements and total revenues increased by 55.4%. The year-over-year comparison is in line with the fact that LATAM group operated nearly five times more ASKs during the second quarter than in the same period in 2020, though this still represents a decrease of 69.1% in ASKs from the same period in 2019, mirrored by a decline in revenues compared to that period.

●	The contribution of cargo revenues to the group is a notable increase compared to the same periods in 2019 and 2020, representing 41.7% of LATAM’s revenues in this quarter. Total cargo revenues reached US$370.2 million. Cargo capacity and traffic (measured in ATK and RTK, respectively) were 28.0% and 12.3% lower than 2019 levels, and the excess demand for capacity has propelled load factors up 12.2 percentage points to 68.0%.

●	Total operating expenses decreased 46.5% compared to the same period in 2019, amounting to US$1,246.5 million, reflecting the efforts the group has made to reduce and variabilize its fixed costs within the context of the Chapter 11 negotiations. This includes reductions in every cost line compared to 2019, and most significantly a 46.3% reduction in wages and benefits expenses arising from a 31.4% reduction of the average headcount through early retirements, unpaid leaves and layoffs (which occurred predominantly in 2020) compared to the same period in 2019.

●	Operating loss amounted to US$357.7 million in the second quarter of 2021, while net result amounted to a US$769.6 million loss impacted by non-operational restructuring costs related to fleet (aircraft rejections and lease renegotiations). This result compares with a loss of US$62.8 million in the same period of 2019 and a loss of US$890.0 million during the second quarter of 2020.

●	As a result of the extended period of travel restrictions and ongoing cash needs, LATAM made a second draw of US$500 million from its DIP Financing on June 23rd. Therefore, the group ended the quarter with US$1.5 billion in cash and equivalents and undrawn available DIP Financing for US$800 million, totaling US$2.3 billion in liquidity.

●	On May 10th, LATAM Airlines Group S.A., its subsidiary LATAM Airlines Colombia S.A. and Delta Air Lines received the approval of their TransAmerican Joint Venture Agreement (JVA) without conditions by the Civil Aviation Authority of Colombia (Aeronáutica Civil de Colombia). The Joint Venture will improve air connectivity and provide passengers and cargo customers a seamless travel experience between North and South America once all regulatory approvals have been obtained. The Delta-LATAM agreement has already been granted approval by authorities in several countries, including Colombia, Brazil and Uruguay, while the review process continues in the United States and Chile.

●	During the quarter, LATAM launched the group’s long-term sustainability strategy, based on the four pillars of climate change action, circular economy, environmental management and shared value, which establishes the goals of carbon neutrality by 2050 (with a reduction of 50% of carbon emissions in domestic operations by 2030) and zero waste to landfills by 2027, among others. In May, the group resumed its recycling programs, suspended temporarily due to the pandemic, including restarting the “Recycle Your Trip” program by LATAM Airlines Chile and the uniform recycling program “Second Flight” by LATAM Airlines Peru, which will be extended to other affiliates of the group through the remainder of 2021. Additionally, the group recently announced the formalization of six alliances in Chile between its Solidary Plane program and organizations both in Chile and Brazil. In Chile, LATAM is working with DKMS, Coaniquem, America Solidaria, TECHO, Minsal and Futbol Más Foundation. With regard to Brazil, the group has generated new alliances with the Brazilian Association for the Defense of Women, Children and Youth (Asbrad), the Burn Support Institute (IAQ), the National Civil Defense, and the Brazilian Institute for the Environment and Renewable Natural Resources (Ibama).

MANAGEMENT COMMENTS SECOND QUARTER 2021

Having operated only 24.9% of 2019 capacity (measured in ASKs) in April, the quarter was challenging from an operational perspective, and results were also affected by the macroeconomic environment, primarily with regard to fuel prices and foreign currencies. Fuel price (excluding hedges) averaged US$2.09 per gallon in the period, compared to US$1.2 in 2020 and US$2.39 in 2019.

Even in this uncertain context, LATAM continues to focus on the customer experience and adapting its operations to ensure that its customers always come first. LATAM stands out year after year with its punctuality and 2021 is no exception. The group was recognized by the Official Airline Guide (OAG) as the most punctual in the world, based on its On-time performance (OTP) indicator between January and June of 2021. LATAM was also awarded the first place in punctuality among Latin American carriers by Cirium’s May 2021 “On-time performance” report.

LATAM continues to be recognized for its health safety standards and during the quarter was awarded the Diamond category, which is the highest of its kind, by APEX and Simpliflying. LATAM is the first Latin American airline group to meet this standard. In addition, SKYTRAX rated LATAM’s safety and hygiene standards with the highest score achieved by a South American airline, obtaining a 4-star rating in their Airline Safety Rating, which recognizes strong airport and onboard hygiene and safety protocols implemented by the company to enhance customer and staff safety.

With regard to the ongoing Chapter 11 proceedings, LATAM received approval from the US Court to extend its exclusivity period to present a Plan of Reorganization through September 15, 2021 and its exclusive voting solicitation period through November 8, 2021. The exclusivity period for filing the Reorganization Plan can be further extended subject to the US Court’s approval. LATAM is actively engaging with key stakeholders to raise exit financing as part of its Plan process.

Most recently, LATAM has made significant progress in its fleet negotiation process. LATAM concluded negotiations and filed several agreements with the Court, allowing LATAM to reach approximately 95% of the group’s fleet needs, and also concluded certain other negotiations, including the sale of certain B767s. Certain engine maintenance contracts were also concluded and filed with the Court. The negotiations have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods. Additionally, LATAM has concluded renegotiations of its fleet commitments with both Boeing and Airbus, as detailed in the “Chapter 11 Milestones” and “Fleet Plan” sections. As these changes to the fleet are made, the company has adjusted its accounting to reflect them1.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2021 RESULTS

Total revenues in the second quarter of 2021 amounted to US$888.7 million, compared to US$2,369.9 million in second quarter 2019. This decline of 62.5% was explained by a 77.4% decrease in passenger revenues and a drop of 22.4% in other revenues, partially offset by cargo operations, which reached a 37.5% increase in revenues. Passenger and cargo revenues accounted for 51.3% and 41.7% of the quarter’s total operating revenues, respectively.

Passenger revenues decreased 77.4% during the quarter compared to the same period of 2019, as a result of a 74.6% decrease in traffic (+553.1% versus 2020), measured in RPKs, and accompanying 11.3% yield decrease (-43.2% versus 2020). The ongoing government-imposed lockdowns and travel restrictions in the region have had a marked effect on passenger demand, especially for international travel. Load factors reached 68.7%, which represent a drop of 14.7 p.p. compared with the second quarter of 2019, though an increase of 17 p.p. compared to the same period in 2020. As a result, revenues per ASK (RASK) dropped 26.9% compared to 2019 and 24.5% compared to 2020.

Cargo revenues increased by 37.5% in the quarter compared to the same period of 2019, totaling US$370.2 million, driven by the revenue contribution from the group’s cargo freighters. With the strong import and export demand scenario, load factors rose by 12.2 p.p. to 68.0%. Freighter ATKs increased 24% compared to the second quarter of 2019, with historic utilization levels, to help compensate the decreased passenger ATKs (-70% versus 2019) as international operations and belly capacity still lag behind in the operational recovery.

Other revenues amounted to US$62.9 million in the second quarter of 2021, a decrease of 22.4% compared to the same period of 2019 (-51.7% versus 2020). This decrease is mainly a result of the reduction in aircraft rental revenue (during the second quarter of 2019 LATAM had nine aircraft subleased to third parties, including widebody aircraft, versus three in the second quarter of 2021).

[1]	This includes derecognizing or recognizing the corresponding assets and liabilities in the case of aircraft rejections and incorporations. The line “Aircraft Rentals” has been re-added to the Income Statement to reflect the Power-by-the-Hour fleet payments for aircraft under operational leases with signed long-term agreements. Whereas for aircraft with financial leases, changes in terms would appear in interest expense. Both types of leases will also undergo balance sheet adjustments as long-term agreements are approved by the US Court.

Total operating expenses during the second quarter amounted to US$1,246.5 million, which represents a reduction of 46.5% compared to the same period of 2019 (-1.6% versus 2020) as the operations of the group still remain below pre-pandemic figures, showing a decrease of 69.1% in passenger operation during the quarter (measured in ASKs). These figures come as a result of LATAM’s strong commitment to variabilize its costs and adapting to different demand and market conditions. Changes in operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 46.3% compared to 2019, explained by a 31.4% decline in the average headcount during the quarter as compared with the second quarter of 2019 and a depreciation of the local currencies in the region, especially in Chile and Brazil, compared to 2019. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru outsourced important parts of their airport operations in order to further improve efficiency. This mainly includes ground handling operations in Brazil (excluding certain airport hubs), passenger services in Peru (excluding certain airport hubs) and passenger services operations in Ecuador.

●	Fuel costs declined 62.9% compared to 2019, resulting from a 57.3% decrease in total fuel consumption due to reduced operations and a decrease of 12.3% in fuel price (excluding hedges) during the quarter as compared with the same period of 2019. In addition, in the second quarter 2021, the Company recognized a US$1.25 million gain related to hedging contracts, which compares to a US$4.27 million loss in the second quarter 2019.

●	Commissions to agents decreased 71.0% compared with the second quarter of 2019, aligned with the significant decrease of 77.4% in passenger revenues as compared to 2019.

●	Depreciation and amortization fell by 23.6% compared with 2019, mainly due to the reduction in fleet size as compared to the same period of 2019, as well as the impact of fleet renegotiations and new long-term operating contracts. LATAM’s fleet has been reduced from a total of 326 aircraft at the end of the second quarter 2019 to 296 aircraft as of June 30, 2021, and as mentioned in other sections of this release, has made significant advancements in negotiating and approving long-term fleet contracts.

●	Other rental and landing fees decreased by 44.8% compared to 2019, as a result of reduced operations.

●	Passenger service expenses decreased by 75.9% versus 2019, explained by a 62.0% reduction in the number of passengers carried during the quarter, which totaled 6.4 million.

●	Aircraft rentals expenses amounted to US$15.0 million. This expense line was included in the quarter to register the expenses associated with the group’s variable payments related to aircraft with operational leases whose long-term agreements have been signed and approved by the US Court.

●	Maintenance expenses fell slightly by 4.4% year-over-two year compared with 2019. Despite a decrease in fleet size that reduced maintenance expenses, additional maintenance has been required to catch up on task deferrals, including costs associated with the return of aircraft to service after extended downtime and components repairs, thereby offsetting the maintenance expense reduction.

●	Other operating expenses decreased by US$134.6 million compared to 2019, mainly due to decreased passenger demand and resulting reduction in selling and reservations systems costs.

Non-operating results

●	Interest income amounted to US$4.4 million in the quarter, which represented a 30.8% decrease from 2019 (-26.7% versus 2020). Despite higher cash levels this quarter than in the same period in 2020 and 2019, this reduction stems from Chapter 11 limitations on the company’s cash management, requiring the company to keep 70% of the cash in authorized banks.

●	Interest expense increased 33.2% compared to 2019, to US$188.9 million in the second quarter of 2021, from US$141.8 million in the same period of 2019. The company’s draw of DIP financing in the fourth quarter of 2020, in addition to the second draw in June 2021, increased debt outstanding by US$1.65 billion, and led to an increase of accrued interest of approximately US$122.9 million.

●	Under Other income (expense), the Company noted a US$585.4 million loss during the quarter, compared with a US$28.1 million profit in 2019, as a result of aircraft rejection expenses, fleet renegotiations and other expenses associated with LATAM’s ongoing reorganization proceedings for a total of US$686.4 million, partially offset by a US$57 million of foreign exchange gain in the period.

Net loss in the second quarter amounted to US$769.6 million, largely impacted by the aforementioned non-operational restructuring expenses in the quarter. This result compares with a loss of US$62.8 million in the same period of 2019 and a loss of US$890.0 during the second quarter of 2020.

LIQUIDITY AND FINANCING

By the end of the quarter, the nominal value of LATAM’s financial debt amounted to US$7.8 billion, a US$60.7 million increase compared to the previous quarter.

At the end of the second quarter 2021, LATAM reported US$1,535 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, a US$204.4 million increase (+15.4%) compared to the previous quarter. The company made the first draw of US$1.15 billion of its US$2.45 billion in DIP financing in the fourth quarter of 2020, followed by a second draw of US$500 million during the second quarter of 2021. Additionally, LATAM has access to the remaining US$800 million of the committed DIP financing.

Regarding hedging, the main objective of the LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months as of June 30, 2021 are shown in the table below:

	3Q21	4Q21	1Q22	2Q22

Hedge positions
Estimated Fuel consumption hedged	24%	22%	15%	15%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (collectively, the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

A debtor in possession financing of US$2.45 billion was approved on September 19, 2020, and a first draw was made on October 8, 2020, for US$1.15 billion, which consisted of half of the available funds on that date. On November 6, 2020, the Toesca Deuda Privada DIP LATAM Fund, which includes certain minority shareholders, committed to provide the remaining US$150 million of the US$2.45 billion facility. A second draw was made on June 23, 2021, for a total of US$500 million. As of June 30, 2021, US$800 million remains undrawn under the DIP facility.

As of June 30, 2021, a total of approximately 6,303 claims have been filed in the Chapter 11 cases against the Debtors, asserting a total amount of approximately US$123.5 billion of claims, with the Debtors having objected to or having resolved through claims withdrawals, stipulations and court orders, approximately 2,174 claims with a total value of approximately US$23 billion. As the Debtors continue to reconcile claims against their books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the US Court. There can be no assurances that any such claims will be resolved in the Debtors’ favor. Accordingly, the Debtors are not yet able to make a reliable estimate of the final claims pool, in terms of the final number of claims and the allowed value of such claims.

Largely as a result of the ongoing process, the Debtors received approval for an extension of the exclusivity period for LATAM to file its Plan of Reorganization. The exclusivity period set by the US Court for LATAM to file its Reorganization Plan was extended through September 15, 2021, with a deadline for voting upon the Reorganization Plan of November 8, 2021. The Company’s exclusive period for filing the Reorganization Plan can be further extended subject to the US Court’s approval.

The Debtors have developed their five-year business plan, a key input for the Plan of Reorganization, and are actively engaging with certain key stakeholders and investors in furtherance of LATAM’s efforts to raise exit financing in furtherance of their development of the Reorganization Plan. LATAM is working to obtain proposals from these investors, thus allowing the Debtors to move forward with the presentation of its Reorganization Plan and request for the confirmation of the plan by the US Court towards the end of the year.

With regard to fleet, the Debtors are well advanced with their long-term negotiations. As of publication, LATAM had concluded negotiations and filed with the Court several agreements, allowing LATAM to reach approximately 95% of the group’s fleet needs - including certain EXIM and Export Credit Agency-backed (ECAs) aircraft. Other fleet negotiations, including the sale of certain B767 and engine maintenance contracts, were also concluded and filed for approval by the US Court. Though no complete estimates can be given at this time, the negotiations have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods. The group’s fleet totals 296 aircraft as of June 30, 2021, a result of 42 aircraft rejections since initiating Chapter 11 proceedings, 9 aircraft incorporations, and excluding the 11 B767s that were reclassified as available for sale (nine of which are approved by the US Court for sale to Jetran as discussed below).

To date, LATAM has also reached agreements with Boeing and Airbus regarding its fleet commitments. Of its prior fleet commitments with Boeing, the parties agreed to terminate orders for four B787 aircraft and one B777F aircraft without penalties and LATAM will receive two Boeing 787 Dreamliner aircraft in the fourth quarter of 2021 or first quarter of 2022. In the case of Airbus, LATAM successfully postponed deliveries up to three years from the originally scheduled delivery dates and eliminated deliveries in 2020 and 2021. The parties also agreed upon the cancelation of two A350 deliveries, in line with LATAM’s decision to retire its A350 fleet. The purchase order, with deliveries through 2028, totals 70 aircraft (an additional 28 from the original order) of the A320-Neo family. The incorporation of these A320-Neo family aircraft, which are 20% more fuel efficient, reaffirms LATAM’s commitment to a modern fleet and its long-term sustainability strategy.

Additionally, on June 9, 2021, the Debtors filed a motion with the court seeking authorization to sell nine Boeing 767 aircraft to Jetran LLC, which was approved at the hearing on June 30, 2021.

The Debtors have filed with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further possible amendment or modification by the Debtors.

Although these materials provide the information required under the US Bankruptcy Code and by the US Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by the Debtors in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with the Debtors’ regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years. Agreements regarding its fleet commitments, however, have been reached with Boeing and Airbus for a total of 72 aircraft through 2028. The delivery dates of some aircraft could be modified as a result of the ongoing discussions held with aircraft manufacturers in the context of the current situation.

2021-2028

Additions
Airbus 320-Neo family	70
Boeing 787-9	2
TOTAL ADDITIONS	72

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended June 30, 2021, with the Comisión para el Mercado Financiero of Chile on August 9, 2021. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM is the leading group of airlines in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, and international operations both within Latin America and to/from Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787 and Airbus 319, 320, 320neo, 321 aircraft, the most modern models of their kind.

LATAM is the only airline group in the Americas and one of only three in the world to join the Dow Jones Sustainability World Index, where it stands out for its sustainable practices, based on economic, social and environmental criteria.

LATAM Airlines Group’s shares are traded on the Santiago Stock Exchange in Chile. Due to the Chapter 11 filing, the ADR program is no longer listed on the NYSE. Since then, LATAM’s ADRs are traded in the over-the-counter (OTC) markets of the United States.

For press inquiries write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the Second Quarter 2021 (in thousands of US Dollars)

	For the three month period ended June 30
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	455,691	122,947	270.6%	2,019,675	-77.4%
Cargo	370,162	318,727	16.1%	269,261	37.5%
Other	62,851	130,210	-51.7%	81,021	-22.4%
TOTAL OPERATING REVENUE	888,704	571,884	55.4%	2,369,957	-62.5%

EXPENSES
Wages and Benefits	-232,142	-174,051	33.4%	-432,241	-46.3%
Aircraft Fuel	-267,474	-77,134	246.8%	-721,356	-62.9%
Commissions to Agents	-15,263	-5,877	159.7%	-52,707	-71.0%
Depreciation and Amortization	-268,801	-306,832	-12.4%	-351,729	-23.6%
Other Rental and Landing Fees	-167,537	-113,577	47.5%	-303,404	-44.8%
Passenger Services	-15,529	-18,006	-13.8%	-64,329	-75.9%
Aircraft Rentals	-15,045	-	n.m.	-	n.m.
Aircraft Maintenance	-103,231	-139,924	-26.2%	-107,955	-4.4%
Other Operating Expenses	-161,430	-431,293	-62.6%	-296,043	-45.5%
TOTAL OPERATING EXPENSES	-1,246,452	-1,266,694	-1.6%	-2,329,764	-46.5%
OPERATING INCOME/(LOSS)	-357,748	-694,810	-48.5%	40,193	n.m.
Operating Margin	-40.3%	-121.5%	81.2pp	1.7%	-42.0pp

Interest Income	4,363	5,953	-26.7%	6,309	-30.8%
Interest Expense	-188,880	-128,795	46.7%	-141,799	33.2%
Other Income (Expense)	-585,401	-433,638	35.0%	28,101	-2183.2%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-1,127,666	-1,251,290	-9.9%	-67,196	1578.2%
Income Taxes	355,389	357,443	-0.6%	3,767	9334.3%

INCOME/(LOSS) BEFORE MINORITY INTEREST	-772,277	-893,847	-13.6%	-63,429	1117.5%

Attributable to:
Shareholders	-769,637	-890,044	-13.5%	-62,817	1125.2%
Minority Interest	-2,640	-3,803	-30.6%	-612	331.4%

NET INCOME/(LOSS)	-769,637	-890,044	-13.5%	-62,817	1125.2%
Net Margin	-86.6%	-155.6%	69.0pp	-2.7%	-84.0pp

Effective Tax Rate	-31.5%	-28.6%	-2.9pp	-5.6%	-25.9pp

EBITDA	-88,947	-387,978	-77.1%	391,922	-122.7%
EBITDA Margin	-10.0%	-67.8%	57.8pp.	16.5%	-26.5pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	952,670	2,136,649	-55.4%	4,187,657	-77.3%
Cargo	715,383	571,116	25.3%	532,757	34.3%
Other	133,815	216,444	-38.2%	174,811	-23.5%
TOTAL OPERATING REVENUE	1,801,868	2,924,209	-38.4%	4,895,225	-63.2%

EXPENSES
Wages and Benefits	-466,451	-580,167	-19.6%	-908,252	-48.6%
Aircraft Fuel	-533,076	-729,496	-26.9%	-1,467,907	-63.7%
Commissions to Agents	-30,217	-61,995	-51.3%	-106,773	-71.7%
Depreciation and Amortization	-562,010	-689,953	-18.5%	-703,373	-20.1%
Other Rental and Landing Fees	-333,746	-398,718	-16.3%	-626,225	-46.7%
Passenger Services	-31,319	-68,532	-54.3%	-128,575	-75.6%
Aircraft Rentals	-15,045	-	n.m.	-	n.m.
Aircraft Maintenance	-205,686	-233,818	-12.0%	-212,011	-3.0%
Other Operating Expenses	-337,799	-760,398	-55.6%	-619,793	-45.5%
TOTAL OPERATING EXPENSES	-2,515,349	-3,523,077	-28.6%	-4,772,909	-47.3%
OPERATING INCOME/(LOSS)	-713,481	-598,868	19.1%	122,316	n.m.
Operating Margin	-39.6%	-20.5%	-19.1pp	2.5%	-42.1pp

Interest Income	11,832	13,041	-9.3%	12,200	-3.0%
Interest Expense	-382,527	-256,149	49.3%	-280,245	36.5%
Other Income (Expense)	-694,090	-2,330,139	-70.2%	34,977	-2084.4%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-1,778,266	-3,172,115	-43.9%	-110,752	1505.6%
Income Taxes	572,318	154,767	269.8%	-9,274	-6271.2%

INCOME/(LOSS) BEFORE MINORITY INTEREST	-1,205,948	-3,017,348	-60.0%	-120,026	904.7%

Attributable to:
Shareholders	-1,200,504	-3,010,287	-60.1%	-122,891	876.9%
Minority Interest	-5,444	-7,061	-22.9%	2,865	-290.0%

NET INCOME/(LOSS)	-1,200,504	-3,010,287	-60.1%	-122,891	876.9%
Net Margin	-66.6%	-102.9%	36.3pp	-2.5%	-64.1pp

Effective Tax Rate	-32.2%	-4.9%	-27.3pp	8.4%	-40.6pp

EBITDA	-151,471	91,085	-266.3%	825,689	-118.3%
EBITDA Margin	-8.4%	3.1%	-11.5pp.	16.9%	-25.3pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended June 30							For the six month period ended June 30
	2021	2020	% Change		2019	% Change		2021	2020	% Change		2019	% Change

System
Costs per ASK (US Cent)	11.6	57.8	-80.0%		6.7	73.3%		10.3	9.3	10.2%		6.6	57.2%
Costs per ASK ex fuel (US Cents)	9.1	54.3	-83.2%		4.6	97.1%		8.1	7.4	9.5%		4.5	78.9%
Fuel Gallons Consumed (millions)	128.3	66.3	93.4%		300.2	-57.3%		272.2	352.8	-22.9%		622.5	-56.3%
Fuel Gallons Consumed per 1,000 ASKs	11.9	30.3	-60.6%		8.6	38.4%		11.1	9.4	19.1%		8.5	30.4%
Fuel Price (with hedge) (US$ per gallon)	2.08	1.20	73.7%		2.40	-13.2%		1.96	2.30	-15.0%		2.49	-21.3%
Fuel Price (without hedge) (US$ per gallon)	2.09	1.20	74.5%		2.39	-12.3%		1.97	2.28	-13.9%		2.51	-21.8%
Average Trip Length (km)	1,150.2	1,766.7	-34.9%		1,720.0	-33.1%		1,186.5	1,634.1	-27.4%		1,740.5	-31.8%
Total Number of Employees (average)	27,914	39,593	-29.5%		40,706	-31.4%		28,429	41,082	-30.8%		40,816	-30.3%
Total Number of Employees (end of the period)	27,377	37,053	-26.1%		41,018	-33.3%		27,377	37,053	-26.1%		41,018	-33.3%

Passenger
ASKs (millions)	10,755	2,190	391.1%		34,836	-69.1%		24,412	37,685	-35.2%		72,824	-66.5%
RPKs (millions)	7,384	1,131	553.1%		29,025	-74.6%		16,330	29,894	-45.4%		61,003	-73.2%
Passengers Transported (thousands)	6,420	640	903.1%		16,875	-62.0%		13,763	18,294	-24.8%		35,049	-60.7%
Load Factor (based on ASKs) %	68.7%	51.6%	17.0	pp	83.3%	-14.7	pp	66.9%	79.3%	-12.4	pp	83.8%	-16.9	pp
Yield based on RPKs (US Cents)	6.2	10.9	-43.2%		7.0	-11.3%		5.8	7.1	-18.4%		6.9	-15.0%
Revenues per ASK (US cents)	4.2	5.6	-24.5%		5.8	-26.9%		3.9	5.7	-31.2%		5.8	-32.1%

Cargo
ATKs (millions)	1,096	919	19.3%		1,521	-28.0%		2,215	2,506	-11.6%		3,125	-29.1%
RTKs (millions)	745	716	4.1%		849	-12.3%		1,477	1,549	-4.6%		1,748	-15.5%
Tons Transported (thousands)	199	168	18.4%		220	-9.7%		391	394	-0.8%		435	-10.1%
Load Factor (based on ATKs) %	68.0%	78.0%	-9.9	pp	55.8%	12.2	pp	66.7%	61.8%	4.9	pp	55.9%	10.7	pp
Yield based on RTKs (US Cents)	49.7	44.5	11.6%		31.7	56.7%		48.4	36.9	31.3%		30.5	59.0%
Revenues per ATK (US Cents)	33.8	34.7	-2.6%		17.7	90.8%		32.3	22.8	41.7%		17.0	89.4%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31	As of December 31
	2021	2020	2019

Assets:
Cash, and cash equivalents	1,534,966	1,695,841	1,072,579
Other financial assets	66,775	50,250	499,504
Other non-financial assets	134,757	155,892	313,449
Trade and other accounts receivable	603,382	599,381	1,244,348
Accounts receivable from related entities	609	158	19,645
Inventories	294,841	323,574	354,232
Tax assets	42,169	42,320	29,321
Current assets other than assets and disposal groups held for sale	2,677,499	2,867,416	3,533,078
Non-current assets and disposal groups held for sale	230,377	276,122	485,150
Total current assets	2,907,876	3,143,538	4,018,228
Other financial assets	33,647	33,140	46,907
Other non-financial assets	131,264	126,782	204,928
Accounts receivable	4,999	4,986	4,725
Intangible assets other than goodwill	1,090,906	1,046,559	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,539,855	10,730,269	12,919,618
Deferred tax assets	1,126,404	564,816	235,583
Total non-current assets	11,927,075	12,506,552	17,069,578
Total assets	14,834,951	15,650,090	21,087,806

Liabilities and shareholders’ equity:
Other financial liabilities	5,142,150	3,055,730	1,885,660
Trade and other accounts payables	3,070,138	2,322,125	2,222,874
Accounts payable to related entities	581,982	812	56
Other provisions	26,345	23,774	5,206
Tax liabilities	3,469	656	11,925
Other non-financial liabilities	2,163,710	2,088,791	2,835,221
Total current liabilities	10,987,794	7,491,888	6,960,942
Other financial liabilities	5,244,105	7,803,801	8,530,418
Accounts payable	672,924	651,600	619,110
Accounts payable to related entities	-	396,423	-
Other provisions	549,568	588,359	286,403
Deferred tax liabilities	377,355	384,280	616,803
Employee benefits	61,892	74,116	93,570
Other non-financial liabilities	601,914	702,008	851,383
Total non-current liabilities	7,507,758	10,600,587	10,997,687
Total liabilities	18,495,552	18,092,475	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings	(5,394,119)	(4,193,615)	352,272
Treasury Shares	(178)	(178)	(178)
Other reserves	(1,402,095)	(1,388,185)	(367,577)
Equity attributable to the parent company’s equity holders	(3,650,127)	(2,435,713)	3,130,782
Minority interest	(10,474)	(6,672)	(1,605)
Total net equity	-3,660,601	-2,442,385	3,129,177
Total liabilities and equity	14,834,951	15,650,090	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2021	As of June 30, 2020	As of June 30, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	1,893,716	3,174,663	5,666,473
Other cash receipts from operating activities	30,664	37,038	52,441

Payments for operating activities
Payments to suppliers for goods and services	(1,713,747)	(2,375,684)	(3,686,587)
Payments to and on behalf of employees	(477,191)	(600,760)	(974,992)
Other payments for operating activities	(47,158)	(45,569)	(152,217)
Income Taxes refunded (paid)	(30,402)	(55,164)	(29,750)
Other cash inflows (outflows)	(23,358)	38,876	(26,071)
Net cash flows from operating activities	(367,476)	173,400	849,297

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	-	1,195,266	2,057,987
Other payments to acquire equity or debt instruments of other entities	(198)	(961,050)	(2,043,453)
Amounts raised from sale of property, plant and equipment	-	64,941	28,702
Purchases of property, plant and equipment	(83,708)	(209,515)	(406,557)
Purchases of intangible assets	(24,940)	(39,064)	(41,084)
Cash advances and loans granted to third parties	-	-	(37,000)
Interest Received	6,471	6,132	10,316
Other cash inflows (outflows)	(425)	(1,986)	(1,251)
Net cash flows used in investing activities	(102,800)	54,724	(432,340)

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	(3,225)	(289,588)
Amounts raised from long-term loans	-	689,809	1,038,473
Amounts raised from short-term loans	369,898	560,296	50,000
Loans from related entities	130,102	-	-
Loans repayment	(30,383)	(773,100)	(617,926)
Payments of lease liabilities	(88,958)	(106,461)	(190,567)
Dividends paid	-	(571)	(55,116)
Interest paid	(64,428)	(164,377)	(255,892)
Other cash inflows (outflows)	(3,803)	(107,787)	(57,827)
Net cash flows from (used in) financing activities	312,428	94,584	(378,443)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(157,848)	322,708	38,514
Effects of variations in the exchange rate on cash and equivalents	(3,027)	(61,145)	(58,808)
Net increase (decrease) in cash and cash equivalents	(160,875)	261,563	(20,294)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,695,841	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,534,966	1,334,142	1,061,348

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31	As of December 31
	2021	2020	2019

Total Assets	14,834,951	15,650,090	21,087,806
Total Liabilities	18,495,552	18,092,475	17,958,629
Total Equity*	-3,660,601	-2,442,385	3,129,177
Total Liabilities and Shareholders equity	14,834,951	15,650,090	21,087,806

Debt
Current and long term portion of loans from financial institutions	5,997,263	6,118,353	5,462,684
Current and long term portion of obligations under capital leases	1,885,665	1,614,501	1,730,843
Total Financial Debt	7,882,928	7,732,854	7,193,527
Lease liabilities	2,497,656	3,121,006	3,172,157
Total Gross Debt	10,380,584	10,853,860	10,365,684
Cash and cash equivalents	-1,535,344	-1,695,859	-1,459,248
Total Net Debt	8,845,240	9,158,001	8,906,436

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31	As of December 31
	2021	2020	2019

Cash and Equivalents as % of LTM revenues	47.5%	39.0%	14.0%

Gross Debt (US$ thousands)	10,380,584	10,853,860	10,365,684
Gross Debt / EBITDA (LTM)	nm	nm	4.7

Net Debt (US$ thousands)	8,845,240	9,158,001	8,906,436
Net Debt / EBITDA (LTM)	nm	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2021
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	7	37	44
Airbus A320-200	36	95	131
Airbus A320- Neo	6	6	12
Airbus A321-200	28	19	47
Boeing 767-300 ER	-	17	17
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	11	2	13
TOTAL	98	186	284

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	99	196	295

Subleases
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	-	1	1

TOTAL FLEET	99	197	296